HAP TRADING, LLC

Financial Statements and Supplemental Schedules

December 31, 2021

Filed pursuant to Rule 17a-5(e)(3) under the Securities
and Exchange Act of 1934 as a PUBLIC DOCUMENT

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HAP TRADING LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

395 HUDSON ST, 10TH FL
(No. and Street)

NEW YORK	NY	10014
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL JOSEPH	212-380-5186	MJOSEPH@HAP-CAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

244 WEST 54TH, 9TH FL	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HARSH PADIA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HAP TRADING LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARCH 14, 2022

JEFFREY S PRETAT
Notary Public - State of New York
NO. 01PR6346891
Qualified in New York County
My Commission Expires Aug 22, 2024

Signature: [signature]

Title:
CHIEF EXECUTIVE OFFICER

[signature: Jeffrey S Pretat]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HAP TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	1,130,235
Financial instruments, at fair value:		
Securities owned		2,418,131,358
Derivative assets		2,257,263,604
Other receivables		848,793
Fixed assets, net of accumulated depreciation of $2,356,918		4,674,671
Prepaid expenses		781,023
Right-of-use asset		12,281,193
Other assets		104,000
Restricted cash		1,182,493
TOTAL ASSETS	$	4,696,397,370

LIABILITIES AND MEMBER'S EQUITY

Financial instrument liabilities, at fair value:		
Securities sold, not yet purchased	$	2,193,550,259
Derivative liabilities		2,141,766,954
Accounts payable and accrued expenses		5,251,861
Interest and dividends payable		1,013,960
Due to clearing broker		257,598,243
Lease liability		14,206,526
TOTAL LIABILITIES		4,613,387,803
Commitments and contingencies		
Member's equity		83,009,567
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,696,397,370

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

HAP Trading, LLC (the "Company"), a New York limited liability company is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE ("NYSE-AMEX"), the Chicago Board Options Exchange ("CBOE", "CBOE BXY", "CBOE BZX", and "CBOE EDGX"), CME Group ("CME IMM"), the Philadelphia Stock Exchange ("PHLX"), the NYSE-ARCA Exchange, and Nasdaq Exchanges ("NQX", "ISE", and "GMEX").

The Company engages in market making on the NYSE-AMEX, CBOE, and BATS BZX. The company hedges its risk with equities, Exchange Traded Funds ("ETFs") and the related equity options and/or options on the ETFs and/or indices. The Company may also engage in various other proprietary trading strategies.

The liability of the member is limited to its capital account.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments – Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Securities Owned and Securities Sold, Not Yet Purchased

The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Securities owned are held at various global financial institutions and at the DTCC.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Contracts

The fair value of a derivative financial instrument is recorded as a derivative asset or derivative liability, respectively, prior to the exchange of related cash flows at contractually specified intervals. Derivative assets and derivative liabilities also include cash and cash collateral transferred to or from such counterparties. Options and warrants are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition. Futures, swaps, and related collateral are included in receivable from brokers and dealers on the statement of financial condition.

Valuation of Financial Instruments

The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by the Company and represents the Company's best estimate of fair value. In all instances, any Financial Instrument may either be valued by the Company or the Company may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument.

Receivables from Broker-Dealers and Clearing Organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settle daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets consist primarily of computer equipment, software, furniture, and leasehold improvements. The cost of computer equipment, software, furniture, and leasehold improvements is depreciated over the estimated useful lives of the assets on a straight-line basis as outlined in the following table.

Asset Type	Estimated Useful Life
Computer Equipment	3 years
Software	3 years
Furniture	5 years
Leasehold Improvements	Lesser of useful life or lease term

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Subsequent Events

The Company has performed an evaluation of subsequent events through May 26, 2022, the date of the filing of this report.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received, to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3:   Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy on December 31, 2021.

	Fair Value	Fair Value Hierarchy
Assets		
Securities owned	$ 2,418,131,358	Level 1
Derivative assets	2,257,263,604	Level 1
Liabilities		
Securities sold, not yet purchased	$ 2,193,550,259	Level 1
Derivative liabilities	2,141,766,954	Level 1

NOTE 4 - INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's member under a limited liability company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company accounts for its leases in accordance with ASU 2016-02, "Leases". The Company has a lease agreement for office space expiring in 2026. During 2020, the Company signed an amendment to its existing lease for additional office space that expires in 2031. Lease expense included in occupancy cost was $2,111,191 in 2021.

Remaining commitments under the operating lease are as follows:

Year ending December 31,	Amount
2022	$ 2,286,260
2023	2,286,260
2024	2,286,260
2025	2,286,260
2026	2,087,811
Thereafter	7,603,787
Total	18,836,638
Less: imputed interest	4,630,112
Total lease liability – operating lease	$ 14,206,526

A letter of credit in the amount of $1,182,493 provides the security deposit on the lease. A restricted cash account is maintained at a bank in this amount.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is a member firm of the Chicago Board Options Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $22,409,624 on December 31, 2021 which exceeded $1,000,000 by $21,409,624 and exceeded 6 2/3% of aggregate indebtedness by $21,409,624. The ratio of aggregate indebtedness to net capital was 36.55 to 1 on December 31, 2021.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes, resulting from its own business activities. These derivative transactions typically include equity options, options on ETFs and index options, coupled with futures and options on futures for ETFs and indices.

In addition, the Company has sold securities and derivative contracts that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements on December 31, 2021 at fair value, and will incur a loss if the fair value of the securities and derivative contracts sold and not yet owned increases subsequent to December 31, 2021.

Generally, the Company hedges against the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the hedge.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS (continued)

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 8 – RETIREMENT PLAN

The Company has a 401(k) retirement plan covering substantially all employees. Full time employees who meet the service period are eligible to participate in the plan. The Company makes a matching contribution on an individual basis, equal to 100% of the contributions made by the participants to the plan, not to exceed 6.67% of the employee's total annual compensation capped at the annual deferral limit as defined. For the period ending December 31, 2021, the Company matching contribution totaled $746,400. Of this amount, $73,578 of the matching contribution was drawn from the forfeiture account during 2021 and $121,358 was accrued at year end and subsequently paid in January 2022.

NOTE 9 – RELATED PARTY TRANSACTIONS

HAP Capital Advisors LLC, the parent of the Company, provides the Company with administrative, financial and technology services. Included in the statement of revenue and expenses was the following amount with related parties: $10,168,827.

NOTE 10 – FIXED ASSETS

Major classifications of fixed assets as of December 31, 2021 are summarized as follows:

	Estimated Useful Life		Cost
Computer equipment	3 Years	$	2,828,244
Software	3 Years		25,382
Furniture	5 Years		894,381
Leasehold improvements	Lesser of useful life or lease term		3,283,581
Total		$	7,031,589
Less: accumulated depreciation			(2,356,918)
Net		$	4,674,671

NOTE 11 – SUBSEQUENT EVENTS

In the first quarter of 2022, the Company entered into an agreement to sublease a portion of its office space. The sublease commenced on February 1, 2022 with an abatement period of four months following the commencement date and shall expire on August 30, 2026. The rent receivable shall be a fixed amount of $732,666 annually, prorated for partial year occupancy, plus additional rent for utilities and necessary services.



Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street, 9th Floor
New York, NY 10019
Phone: 212.758.8050
Fax: 212.826.5037

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of HAP Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HAP Trading, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of HAP Trading, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HAP Trading, LLC's management. Our responsibility is to express an opinion on HAP Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HAP Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

Adeptus Partners, LLC

We have served as HAP Trading, LLC's auditor since 2021.

Ocean, NJ

May 26, 2022